iNNOVATIVE PRODUCT OPPORTUNITIES, iNC.

33 DAVIS AVE., LEVEL 1

TORONTO, ONTARIO, CANADA

M4M 2A9

August 15, 2014

Via Edgar

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:      Innovative Product Opportunities, Inc.

Item 4.01 Form 8-K

Filed August 8, 2014

File No. 333-167667

Ms. Thompson:

This correspondence is in response to your letter dated August 12, 2014 in reference to our filing of the Form 8-K filed August 8, 2014 on the behalf of Innovative Product Opportunities, Inc., File No. 333-167667.

Please accept the following responses:

Comment 1

We note your statement that during the years ended December 31, 2013 and 2012 and through July 31, 2013, there have been no disagreements with Silberstein Ungar, PLLC (Silberstein). Please revise your disclosure to state whether there were any disagreements with your former accountant during the years ended December 31, 2013 and 2012 and through August 1, 2014, the date of Silberstein’s resignation. Please refer to Item 304(a)(1)(iv) of Regulation S-K.

ANSWER:

The Company’s disclosure in third paragraph of Form 8-K/A filed August 15, 2014 has been updated to include the two fiscal years end December 31, 2013 and 2012 and through to August 1, 2014.

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Comment 2

We note your disclosure that during the years ended December 31, 2013 and 2012 and through July 31, 2013, there were certain reportable events, as described. Please revise your description of the subsequent interim period to cover the period through August 1, 2014, the date of Silberstein’s resignation. Please refer to Item 304(a)(1)(v) of Regulation S-K.

ANSWER:

The Company’s disclosure in fourth paragraph of Form 8-K/A filed August 15, 2014 has been updated to include the two fiscal years end December 31, 2013 and 2012 and through to August 1, 2014.

Comment 3

We note that the letter from Silberstein filed as Exhibit 16 to the Form 8-K does not comply with Item 304(a)(3) of Regulation S-K. Specifically, the letter currently filed as Exhibit 16 contains Silberstein’s notice to you that it is resigning as your auditor, rather than stating whether Silberstein agrees with the statements made in your Form 8-K. When you amend your Form 8-K for the matters noted above, please file as Exhibit 16 a letter indicating whether or not Silberstein agrees with the disclosures in your revised Form 8-K. Refer to Item 304(a)(3) of Regulation S-K.

ANSWER:

An updated Exhibit 16.1 from the former accountants stating whether they agree with the statements made is attached to the Form 8-K/A.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Nadav Elituv

Nadav Elituv

Chief Executive Officer

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